DAVIDSON & COMPANY LLP Chartered Accountants	A Partnership of Incorporated Professionals

February 11, 2008

British Columbia Securities Commission
PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Ontario Securities Commission

20 Queen Street West, Suite 1903

Toronto, ON

M5H 3S8

Dear Sirs:

Re:

Cusac Gold Mines Ltd. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated February 11, 2008, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

/s/ Davidson & Company LLP

DAVIDSON & COMPANY LLP

Chartered Accountants

cc: TSX Venture Exchange

NEXIA

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